UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

YOUKU TUDOU INC.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G9876M106

(CUSIP Number)

Timothy A. Steinert, Esq. Alibaba Group Holding Limited c/o Alibaba Group Services Limited 26/F Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong Tel: +852.2215.5100	Huang Xin YF Venus Ltd c/o Yunfeng Investment Management (HK) Limited Suite 2201, 50 Connaught Road Central Hong Kong Tel: +852.2516.6363

With a copy to: Kathryn King Sudol, Esq. Simpson Thacher & Bartlett ICBC Tower – 35th Floor 3 Garden Road, Central Hong Kong Tel: +852.2514.7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9876M106

1.	Name of Reporting Person Ali YK Investment Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,120,860 Class A Shares^

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,120,860 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,120,860 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 25.0%*

14.	Type of Reporting Person CO

^

Comprised of 643,161,852 Class A ordinary shares, par value US$0.00001 per share (“Class A Shares”), in respect of which Ali YK Investment Holding Limited (“Ali YK”) may be deemed to possess shared dispositive power with Alibaba Investment Limited (“AIL”) and Alibaba Group Holding Limited (“AGHL” and such Class A Shares, the “Alibaba Owned Shares”) and 77,959,008 Class A Shares in respect of which Ali YK may be deemed to possess shared dispositive power with AIL, AGHL and YF Venus Ltd (such Class A Shares, the “YF Owned Shares”).

*

Based on an aggregate of 3,526,270,568 ordinary shares (comprised of 2,880,578,665 Class A Shares and 645,691,903 Class B ordinary shares, par value US$0.00001 per share (“Class B Shares” and, together with Class A Shares, the “Ordinary Shares”) issued and outstanding as of November 6, 2015 as disclosed in the Merger Agreement, dated November 6, 2015, by and among the Issuer, Ali YK, Ali YK Subsidiary Holding Limited and, solely for the purposes of Section 9.08, Section 9.09 and Section 9.10 thereof, AIL (the “Merger Agreement”). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares. Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by Ali YK equals 20.4%.

CUSIP No. G9876M106

1.	Name of Reporting Person Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,120,860 Class A Shares^

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,120,860 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,120,860 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 25.0%*

14.	Type of Reporting Person CO

^	Comprised of the Alibaba Owned Shares (being 643,161,852 Class A Shares) and the YF Owned Shares (being 77,959,008 Class A Shares).

*

Based on an aggregate of 3,526,270,568 ordinary shares (comprised of 2,880,578,665 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of November 6, 2015 as disclosed in the Merger Agreement). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by AIL equals 20.4%.

CUSIP No. G9876M106

1.	Name of Reporting Person Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,120,860 Class A Shares^

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,120,860 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,120,860 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 25.0%*

14.	Type of Reporting Person CO

^	Comprised of the Alibaba Owned Shares (being 643,161,852 Class A Shares) and the YF Owned Shares (being 77,959,008 Class A Shares).

*

Based on an aggregate of 3,526,270,568 ordinary shares (comprised of 2,880,578,665 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of November 6, 2015 as disclosed in the Merger Agreement). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by AGHL equals 20.4%.

CUSIP No. G9876M106

1.	Name of Reporting Person YF Venus Ltd

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.7%*

14.	Type of Reporting Person CO

^

YF Venus Ltd. (“YF Venus”) is reporting its beneficial ownership of 77,959,008 Class A Shares as a result of a veto right held by YF Venus under the Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK, AIL and YF Venus with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  YF Venus does not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  YF Venus expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, AIL or AGHL.

*

Based on an aggregate of 3,526,270,568 ordinary shares (comprised of 2,880,578,665 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of November 6, 2015 as disclosed in the Merger Agreement). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by YF Venus equals 2.2%.

CUSIP No. G9876M106

1.	Name of Reporting Person Yunfeng Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.7%*

14.	Type of Reporting Person PN

^

Yunfeng Fund II, L.P. is reporting its beneficial ownership of 77,959,008 Class A Shares as a result of a veto right held by YF Venus under the Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK, AIL and YF Venus  with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  Yunfeng Fund II, L.P. does not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  Yunfeng Fund II, L.P. expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, AIL or AGHL.

*

Based on an aggregate of 3,526,270,568 ordinary shares (comprised of 2,880,578,665 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of November 6, 2015 as disclosed in the Merger Agreement). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by Yunfeng Fund II, L.P. equals 2.2%.

CUSIP No. G9876M106

1.	Name of Reporting Person Yunfeng Investment II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.7%*

14.	Type of Reporting Person PN

^

Yunfeng Investment II, L.P. is reporting its beneficial ownership of 77,959,008 Class A Shares as a result of a veto right held by YF Venus under the Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK, AIL and YF Venus with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  Yunfeng Investment II, L.P. does not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  Yunfeng Investment II, L.P. expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, AIL or AGHL.

*

Based on an aggregate of 3,526,270,568 ordinary shares (comprised of 2,880,578,665 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of November 6, 2015 as disclosed in the Merger Agreement). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by Yunfeng Investment II, L.P. equals 2.2%.

CUSIP No. G9876M106

1.	Name of Reporting Person Yunfeng Investment GP II, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.7%*

14.	Type of Reporting Person CO

^

Yunfeng Investment GP II, Ltd. is reporting its beneficial ownership of 77,959,008 Class A Shares as a result of a veto right held by YF Venus under the Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK, AIL and YF Venus with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  Yunfeng Investment GP II, Ltd. does not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  Yunfeng Investment GP II, Ltd. expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, AIL or AGHL.

*

Based on an aggregate of 3,526,270,568 ordinary shares (comprised of 2,880,578,665 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of November 6, 2015 as disclosed in the Merger Agreement). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by Yunfeng Investment GP II, Ltd. equals 2.2%.

CUSIP No. G9876M106

1.	Name of Reporting Person Yu Feng

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.7%*

14.	Type of Reporting Person IN

^

Yu Feng is reporting his beneficial ownership of 77,959,008 Class A Shares as a result of a veto right held by YF Venus under the Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK, AIL and YF Venus with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  Yu Feng does not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  Yu Feng expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, AIL or AGHL.

*

Based on an aggregate of 3,526,270,568 ordinary shares (comprised of 2,880,578,665 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of November 6, 2015 as disclosed in the Merger Agreement). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by Yu Feng equals 2.2%.

Introductory Statement

This Amendment No. 2 (this “Amendment No. 2”) is being filed jointly by Ali YK Investment Holding Limited (“Ali YK”), Alibaba Investment Limited (“AIL”), Alibaba Group Holding Limited (“AGHL”, and together with Ali YK and AIL, the “Alibaba Reporting Persons”), YF Venus Ltd (“YF Venus”), Yunfeng Fund II, L.P. (“Yunfeng Fund II”), Yunfeng Investment II, L.P. (“Yunfeng Investment II”), Yunfeng Investment GP II, Ltd. (“Yunfeng Investment GP II”) and Yu Feng (together with YF Venus, Yunfeng Fund II, Yunfeng Investment II, Yunfeng Investment GP II, the “YF Reporting Persons”), and hereby amends the Schedule 13D initially filed by the Alibaba Reporting Persons and the YF Reporting Persons on May 29, 2014 (the “Original Filing”) relating to the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”), of Youku Tudou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), as previously amended by the Amendment No. 1 (“Amendment No. 1”) to the Original Filing filed by the Alibaba Reporting Persons on October 16, 2015.  The Class A Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing 18 Class A Shares.  Information reported in the Original Filing and Amendment No. 1 with respect to the Alibaba Reporting Persons and the YF Reporting Persons (collectively, the “Reporting Persons”) remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing.

Item 3.                     Source and Amount of Funds or Other Consideration

The information contained in Item 4 below is incorporated by reference in this Item 3.

The Reporting Persons anticipate that the consideration payable in connection with the Merger will be funded by cash on hand by the Alibaba Reporting Persons.

Item 4.                     Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On November 6, 2015, the Issuer entered into an Agreement and Plan of Merger with Ali YK, Ali YK Subsidiary Holding Limited (“Ali YK Subsidiary”) and, solely for the purposes of Section 9.08, Section 9.09 and Section 9.10 thereof, AIL (the “Merger Agreement”).  Upon the terms and subject to the conditions set forth in the Merger Agreement, Ali YK Subsidiary will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Ali YK.  At the Effective Time, each Class A Share and Class B Share, including Class A Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (i) any Class A Shares or ADSs owned by Ali YK, (ii) Ordinary Shares owned by any shareholder of the Issuer who validly exercises, and has not effectively withdrawn or lost, such shareholder’s right to dissent from the Merger (“Dissenting Shares”) in accordance with Section 238 of the Companies Law (2013 Revision) of the Cayman Islands, (iii) any Ordinary Shares owned by the Issuer or any of its subsidiaries and (iv) any Ordinary Shares reserved (but not yet allocated) by the Issuer, immediately prior to the Effective Time, for issuance and allocation upon exercise of any company share awards (collectively, the “Excluded Shares”), will be cancelled and shall thereafter represent the right to receive an amount in cash equal to one-eighteenth of the Per ADS Merger Consideration (as defined below) without interest and net of any applicable withholding taxes, and as each ADS represents 18 Ordinary Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for US$27.60 in cash per ADS without interest (the “Per ADS Merger Consideration”) and net of any applicable withholding taxes.  Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including obtaining the requisite approval of the Issuer’s shareholders.  This summary of the Merger Agreement does not purport to be complete and the information disclosed in this Item 4 is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit H, and is incorporated herein by reference in its entirety.

If the Merger is consummated, the ADSs would be delisted from New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate.  Following consummation of the Merger, the Issuer will be a wholly-owned subsidiary of Ali YK.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                     Interest in the Securities of the Issuer

Section (c) of Item 5 is hereby amended and restated to read in its entirety as follows:

(c)                                  To the best knowledge of the Reporting Persons, except as described herein, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the 60-day period prior to the filing of this Amendment No. 2.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

Merger Agreement

The Merger Agreement is described in Item 4, such summary being incorporated by reference into this Item 6.  The description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit H, which Exhibit is incorporated herein by reference.

Item 7.                     Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

H

Agreement and Plan of Merger, dated November 6, 2015, by and among Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, Youku Tudou Inc., and, solely for purposes of Section 9.08, Section 9.09 and Section 9.10 thereof, Alibaba Investment Limited.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2015

ALI YK INVESTMENT HOLDING LIMITED

	By:	/s/ Timothy Alexander Steinert
Name: Timothy Alexander Steinert
Title: Director

ALIBABA INVESTMENT LIMITED

	By:	/s/ Timothy Alexander Steinert
Name: Timothy Alexander Steinert
Title: Director

ALIBABA GROUP HOLDING LIMITED

	By:	/s/ Timothy Alexander Steinert
Name: Timothy Alexander Steinert
Title: Authorized Signatory

YF VENUS LTD

By:	/s/ Huang Xin
Name: Huang Xin
Title: Director

YUNFENG FUND II, L.P.

By:	YUNFENG INVESTMENT II, L.P., its general partner

By:	YUNFENG INVESTMENT GP II, LTD., its general partner

By:	/s/ Yu Feng
Name: Yu Feng
Title: Director

YUNFENG INVESTMENT II, L.P.

By:	YUNFENG INVESTMENT GP II, LTD., its general partner

By:	/s/ Yu Feng
Name: Yu Feng
Title: Director

YUNFENG INVESTMENT GP II, LTD.

By:	/s/ Yu Feng
Name: Yu Feng
Title: Director

YU FENG

/s/ Yu Feng